T3\11

03001450

JNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

BB 3/3

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED FEB 24 2003

| SEC FILE NUMBER |
|---|
| 8- 53050 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHSTAR FINANCIAL PARTNERS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30078 SCHOENHERR, SUITE 100
(No. and Street)

WARREN MI 48088
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEN CHAPUT 586-563-7600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFFREY M. MOORFOOT, CPA P.C.
(Name – *if individual, state last, first, middle name*)

438 S. MAIN STREET, # 202 ROCHESTER MI 48307
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





MAR 13 2003

## OATH OR AFFIRMATION

I, KEN CHAPUT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHSTAR FINANCIAL PARTNERS, INC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NORTHSTAR FINANCIAL PARTNERS, INC.

*Financial Statements*
*Year ended December 31, 2002*

**NORTHSTAR FINANCIAL PARTNERS, INC.**
*Table of Contents*

- - -

*Jeffrey M. Moorfoot, CPA, P.C.*
*438 South Main Street, Suite 202*
*Rochester, MI 48307*

# Report of Independent Public Accountant

To the Board of Directors
NorthStar Financial Partners, Inc.:

I have audited the accompanying statement of financial condition of NorthStar Financial Partners, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2002, and the results of operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 17, 2003

Jeffrey M. Moorfoot, CPA PC

**NORTHSTAR FINANCIAL PARTNERS, INC.**

*Balance Sheet*
*As of December 31, 2002*

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 36,787 |
| Accounts receivable - trade | 30,982 |
| Total Current Assets | 67,769 |
| **FURNITURE & EQUIPMENT-NET** | 2,640 |
| **OTHER ASSETS** | 249 |
| Total Assets | $ 70,658 |

## LIABILITIES AND CO-OWNERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable | $ 22,228 |
| Total Current Liabilities | 22,228 |
| **STOCKHOLDERS EQUITY** | |
| Common Stock | 70,000 |
| Paid in Capital | 3,734 |
| Retained Earnings (deficit) | (25,304) |
| Total Stockholders Equity | 48,430 |
| Total Liabilities and Stockholders Equity | $ 70,658 |

See Accountants Audit Report
and Notes to the Financial Statements

**NORTHSTAR FINANCIAL PARTNERS, INC.**

*Statement of Income*
*for the year ended December 31, 2002*

| | |
|---|---|
| **REVENUES** | |
| Commissions & underwriting fees | $ 835,981 |
| Interest & dividend income | 131 |
| **TOTAL REVENUES** | 836,112 |
| | |
| **EXPENSES** | |
| Commissions & clearance fees | $ 433,778 |
| Administrative expenses | 14,818 |
| Advertising | 1,300 |
| Depreciation | 660 |
| Education & seminars | 4,275 |
| Gifts | 632 |
| Insurance | 7,056 |
| Interest expense | 161 |
| Licenses & registrations | 2,409 |
| Office supplies | 2,236 |
| Outside services | 164,927 |
| Management fees | 101,624 |
| Postage & delivery | 4,814 |
| Printing & reproduction | 907 |
| Professional fees | 3,383 |
| Rent | 42,400 |
| Repairs & maintenance | 1,134 |
| Research | 32,724 |
| Dues & subscriptions | 4,638 |
| Travel & entertainment | 9,860 |
| Utilities, water & sewer | 11,244 |
| Miscellaneous | 97 |
| **TOTAL EXPENSES** | 845,077 |
| | |
| Net loss | $ (8,965) |

See Accountants Audit Report
and Notes to the Financial Statements

**NORTHSTAR FINANCIAL PARTNERS, INC.**

*Statement of Changes in Stockholders Equity*
*for the year ended December 31, 2002*

| | Paid in Capital | Common Stock | Retained Earnings |
|---|---|---|---|
| Balances at beginning of the year | $ 3,734 | $ 70,000 | $ (16,339) |
| Distributions | - | - | - |
| Issuance of new capital | - | - | - |
| Net Loss | - | - | (8,965) |
| Balances at December 31, 2002 | $ 3,734 | $ 70,000 | $ (25,304) |

See Accountants Audit Report
and Notes to the Financial Statements

## NORTHSTAR FINANCIAL PARTNERS, INC.

*Statement of Cash Flows*
*for the year ended December 31, 2002*

| | | Total |
|---|---|---|
| **CASH FLOWS FROM OPERATIONS;** | | |
| Net loss | $ | (8,965) |
| Adjustments to reconcile excess of revenues over expenses to net cash provided by operating activities: | | |
| Depreciation | | 660 |
| Changes in: | | |
| Accounts receivable & prepaids | | 10,122 |
| Accounts payable | | (559) |
| Cash flows from operations | | 1,258 |
| **CASH FLOWS FROM INVESTMENT ACTIVITIES:** | | |
| Purchase of equipment | | - |
| Cash flows from investment activities | | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from issuance of common stock | | - |
| Cash flows from financing activities | | - |
| **NET CHANGE IN CASH** | | 1,258 |
| **CASH AT BEGINNING OF YEAR** | | 35,529 |
| **CASH AT END OF YEAR** | $ | 36,787 |

See Accountants Audit Report
and Notes to the Financial Statements

**NORTHSTAR FINANCIAL PARTNERS, INC.**

*Notes to the Financial Statements*
*December 31, 2002*

## NOTE A - DESCRIPTION OF THE COMPANY

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

Effective January 28, 2002, the Company became a wholly-owned subsidiary of Northstar Financial Enterprises ,Inc.(a Michigan corporation). The sale was effected through a stock exchange agreement with the shareholders of Northstar Financial Partners, Inc.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consulting and commission income is recorded as earned with billed but not paid amounts reflected as accounts receivable.

Depreciation is provided on a straight -line basis using estimated useful lives of five to seven years.

Cash includes funds held with the Company's clearing agent, Mesirow Financial Services as a clearing deposit.

## NOTE C - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2002 consists of common stock at par value; 60,000 shares authorized and 2,000 shares issued and outstanding.

## NOTE D - INCOME TAXES

The company files its tax return as a Federal subchapter "C" corporation for the year ended December 31, 2002. No provision for income taxes has been included in these financial statements.

**NORTHSTAR FINANCIAL PARTNERS, INC.**

*Notes to the Financial Statements*
*December 31, 2002*

## NOTE E - EXEMPTION

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

## NOTE F- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $ 38,377 , which was $ 33,377 in excess of its required net capital of $ 5,000.

There is no material difference between the computation of net capital as presented on Schedule A which follows these notes to financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2002.

## NOTE G- LEASE COMMITMENTS

The Company entered into a three year lease on April, 1, 2001 for a gross monthly amount of $ 3000. In June of 2002 the lease was revised to reflect additional space occupied The new lease rate is $ 4,080.00 per month. Future minimum rentals are as follows:

| | |
|---|---|
| **2003** | $ 48,960 |
| **2004** | 48,960 |
| **2005** | 48,960 |
| | $ 146,880 |

**Schedule A**

## NORTHSTAR FINANCIAL PARTNERS, INC.

*Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission*
*December 31, 2002*

| | | |
|---|---|---|
| Net Worth: | | |
| Common Stock & Paid in Capital | | $ 73,734 |
| Defecit | | (25,304) |
| Deductions - Non Allowable | | |
| Furniture & equipment- net | 2,640 | |
| Unsecured receivables-net | 7,413 | (10,053) |
| Net Capital | | 38,377 |
| Minimum net capital | | 5,000 |
| Excess net capital | | $ 33,377 |

There were no material differnces between the calculation of net capital above and the December 31, 2002 FOCUS report filing.

**Independent Auditor's report in the Internal Control Structure Required by SEC Rule 17-a-5**

Board of Directors
NorthStar Financial Partners, Inc.

In planning and performing my audit of the consolidated financial statements of NorthStar Financial Partners, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph . In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices & procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a-5(g) lists additional objectives of the practices an procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be materially weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.
I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study , I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange Act of 1934 and should not be used for any other purpose.

Jeffrey M. Moorfoot, CPA, PC
February 17, 2003